November 24, 2010	TSX - HNC

Hard Creek Nickel Corporation
Announces Non Brokered Private Placement

Hard Creek Nickel Corp. (TSX – HNC) announces a non-brokered Private Placement of up to 10 Million Units at a price of $0.25 per unit for gross proceeds of up to $2.5 Million.

Each unit will consist of one share and one-half share purchase warrant. Each full warrant is exercisable at $0.33 for two years from the date of closing of the transaction.

In addition, agent’s Series A warrants (“Agent’s Warrants”) equal to 6% of the gross number of Units sold will be issued. Agents’ Warrants will be exercisable into one common share for a period of 24 months at Cdn. $0.33.

In the event the common shares of the Company close for 20 consecutive trading days at an average price of Cdn. $0.60 or above, the Company shall have the right to require the conversion of the Warrants at the exercise price. Conversion will be required within 30 calendar days of issuance of the Notice of Forced Conversion. Any warrants that remain unexercised will expire 30 days after issuance of notice by the Company.

Proceeds of the private placement will be used for general working capital.

The private placement is subject to regulatory acceptance and approval.

On behalf of the Board of Directors,

“Mark Jarvis”

     MARK JARVIS, President
HARD CREEK NICKEL CORPORATION

The TSX has not reviewed this news release and does not accept responsibility for the accuracy or adequacy of this news release.

Suite 1060 – 1090 W. Georgia St., Vancouver, BC, Canada V6E 3V7
T: 604-681-2300 F: 604-681-2310
E: info@hardcreek.com W: www.hardcreeknickel.com